Exhibit 17.1

Patrick Moynihan
125 Pelham Rd
Rochester NY 14610

June 17th, 2019

Blockchain Industries, Inc.
Board of Directors
% Lucowsky Brookman
101 Wood Ave 5th Floor
lselin NY 08830

RE: Letter of Resignation

Dear Directors,

Please accept this formal notice of my resignation, effective immediately. I wish you and the company growth and success in the future.

Sincerely,

-Patrick

/s/ Patrick Moynihan